THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

December 17, 2013

Mr. Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Silverton Adventures, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
File No. 000-54097

Dear Mr. Dobbie:

              In response to your letter of comments dated December 9, 2013, please be advised as follows:

General

1.           An explanation of the events occurring in July through September 2013 executed by Ron Miller, the Company’s president is attached hereto.

Reverse Stock Split

2.           The language. “... other than in connection with the possible acquisition of additional oil and gas properties.”  has been deleted and was included in error from a previous template.

United States Federal Income Tax Consequences

3.           “Certain....” and “...included for general information purposes only....” have been deleted.

The three representations you have requested will be included in supplemental correspondence at the conclusion of the comment process.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:       Silverton Adventures, Inc.

Silverton Adventures, Inc.

6283 S. Valley View Blvd. Ste. B Las Vegas, NV 89118
702.876.1539

December 12, 2013

Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Silverton Adventures, Inc. – Preliminary Information Statement on Schedule 14C

Mr. Dobbie,

This letter is written in response to the Question #1 of the comment letter provided by the division dated December 9, 2013. We have provided the text of Question #1 along with the Company's required response.

1. Refer to the Preliminary Statement on Schedule 14C filed on July 30, 2013, as revised July 31, 2013. Please tell us whether the corporate action contemplated by that Preliminary Information Statement is the same as the corporate answer referred to in your Current Report on Form 8-K filed September 17, 2013. If so, please explain to us when you sent the information statement to security holders and why you have not responded to our comments or filed a definitive information statement our comments or filed a definitive information statement. Refer to Exchange Act Rules 14c-2(b) and 14c-5(b).

Answer:

The corporate action contemplated with the filing of the Preliminary Report on Schedule 14 C filed July 30, 2013 and amended July 31, 2013 (hereinafter referred to as the "Schedule 14C"), was the same corporate action referred to in our Current Report on Form 8-K filed September 17, 2013 (e.g. amendment to the articles of incorporation to increase the authorized common stock to 2,500,000,000, par value $0.00001).

On August 20, 2013, the Company withdrew the Schedule 14C through written correspondence filed with the division through the EDGAR system as the Company had decided that a reverse stock split was the more effective way to proceed (see attached copy of such correspondence). The Company followed this correspondence filing with a phone call to the Schedule 14C's commenting examiner the following day. During this phone call, the Company inquired what further documentation needed to be filed to successfully withdraw the Schedule 14C. The division's examiner stated no further action would be required to effectuate the withdrawal of the Schedule 14C. As such, the Company did not send the required information statement to security holders, answer the division's comments, or file a definitive information statement, as it believed the corporate action detailed in the Schedule 14C was withdrawn after its phone discussion with the commenting examiner.

During September 2013, the Company elected to move forward with the amendment to the articles of incorporation to increase the authorized common stock to 2,500,000,000, par value $0.00001 due to contractual debt obligations as the Company did not, at that time, have the necessary capital to effectuate the reverse stock split. As such, on September 17, 2013, the Company filed the Current Report on Form 8-K detailing the amendment to the articles of incorporation increasing the authorized common stock to 2,500,000,000, par value $0.00001, in an effort to provide proper notice of such corporate action to the public. The Company was under the erroneous understanding that the Current Report was the correct manner to effectuate the contemplated corporate action rather the filing of another Preliminary Report on Schedule 14C due to the fact that: (1) current shareholders would not have a vote on the matter due to Nevada corporate laws; and (2) their individual common stock holdings would not be diluted or otherwise effected at the time of the amendment of the articles of incorporation to increase the authorized common stock.

– President

United States
Securities and Exchange Commission
Washington, DC 20549

Silverton Adventures, Inc.
5070 Arville Street #7
Las Vegas, NV 89118
(701) 876-1539

August 20, 2013

Re: Request to Withdraw PRE14C and subsequent PRER14C

File number: 000-54097

To Whom It May Concern,

This letter is to request removal of the form PRE14C, filed by Silverton Adventures on July 30, 2013, as well as the subsequent PRER14C, filed on July 31, 2013.

Thank you,

/s/ Ron Miller
CEO
Silverton Adventures, Inc.

Page 2 of 3

COMPANY: Silverton Adventures, Inc.
FORM TYPE: CORRESP NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 20-Aug-2013 13:41 ACCEPTED DATE: 20-Aug-2013 13:41
TEST FILING: NO CONFIRMING COPY: NO

ACCESSION NUMBER: 0001551163-13-000096

FILE NUMBER(S):
1. None.

THE PASSWORD FOR LOGIN CIK 0001551163 WILL EXPIRE 31-May-2014 08:56.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001419122
COMPANY: Silverton Adventures, Inc.
FORM TYPE: CORRESP
FILE NUMBER(S):
1. None.

------------------------------ NOTICE ------------------------------

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12/9/2013